FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 16, 2003

                        Commission File Number 001-16625


                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X    Form 40-F
                                  -------          -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----------

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 -------    -------

     If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82- ---

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (Registration Nos. 333-104974, 333-106182 and 333-107376), as amended, and the Registration Statement on Form F-4 (Registration Statement No. 333-108462), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762 and 333-76938) filed by Bunge Limited under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

                                  EXHIBIT INDEX

Exhibit 1 Press release dated September 16, 2003 announcing decrease in earnings guidance for the third quarter and full year 2003

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               BUNGE LIMITED





Date: September 16, 2003                       By:  /s/ William M. Wells
                                                    ----------------------------
                                                     William M. Wells
                                                     Chief Financial Officer